# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AParadise Acquisition Corp., CIK 0001956439
CUSIP: G04819101
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: The Sun's Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002074412

## Reporting persons
- A SPAC IV (Holdings) Corp.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 8,066,667; shared voting power 0; sole dispositive power 8,066,667; shared dispositive power 0; aggregate amount beneficially owned 8,066,667 (28.5% of the class)
  Comment: The 8,066,667 shares referred to in Rows 5, 7, and 9 includes both the Issuer's Class B ordinary shares with no par value ("Class B Ordinary Shares") and the private placement units. The Class B Ordinary Shares will automatically convert into the Issuer's Class A ordinary shares with no par value ("Class A Ordinary Shares") at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustments, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333-287505). Claudius Tsang is the sole director of A SPAC IV (Holdings) Corp. and has voting and investment discretion with respect to the securities held of record by A SPAC IV (Holdings) Corp. The percentage in Row 11 is based on 20,600,000 Class A Ordinary Shares, including Class A Ordinary Shares underlying the units, and 7,666,667 Class B Ordinary Shares issued and outstanding as of July 31, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2025.
- Claudius Tsang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 8,066,667; shared voting power 0; sole dispositive power 8,066,667; shared dispositive power 0; aggregate amount beneficially owned 8,066,667 (28.5% of the class)
  Comment: The 8,066,667 shares referred to in Rows 5, 7, and 9 includes both the Class B Ordinary Shares and the private placement units. The Class B Ordinary Shares will automatically convert into the Class A Ordinary Shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustments, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333-287505). Claudius Tsang is the sole director of A SPAC IV (Holdings) Corp. and has voting and investment discretion with respect to the securities held of record by A SPAC IV (Holdings) Corp. The percentage in Row 11 is based on 20,600,000 Class A Ordinary Shares, including Class A Ordinary Shares underlying the units, and 7,666,667 Class B Ordinary Shares issued and outstanding as of July 31, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2025.

## Item 1. Issuer
Name of issuer: AParadise Acquisition Corp.
Address of issuer's principal executive offices: The Sun's Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong

## Item 2. Person Filing
Name of person filing: A SPAC IV (Holdings) Corp. and Claudius Tsang (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The Sun's Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong
Citizenship: A SPAC IV (Holdings) Corp. is a British Virgin Islands company. Claudius Tsang is a citizen of Hong Kong SAR.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of July 31, 2025, the Reporting Persons may be deemed to beneficially own 8,066,667 of the Class A Ordinary Shares and Class B Ordinary Shares. A SPAC IV (Holdings) Corp. is the record holder of the Class A Ordinary Shares and Class B Ordinary Shares reported herein. Claudius Tsang is the sole director of A SPAC IV (Holdings) Corp. and has voting and investment discretion with respect to the securities held of record by A SPAC IV (Holdings) Corp., and may be deemed the beneficial owner of the securities held by A SPAC IV (Holdings) Corp., and has voting and investment discretion with respect to such securities. This Statement on Schedule 13G (this "Statement") shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 8,066,667 of the Class A Ordinary Shares and Class B Ordinary Shares owned by the Reporting Persons constitute 28.5% of the total number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding, assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares will automatically convert into the Class A Ordinary Shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustments, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333-287505). The percentage of the total ordinary shares held is based on 20,600,000 Class A Ordinary Shares, including Class A Ordinary Shares underlying the units, and 7,666,667 Class B Ordinary Shares issued and outstanding as of July 31, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2025, assuming the conversion of all Class B Ordinary Shares.
Sole power to vote or to direct the vote: A SPAC IV (Holdings) Corp.: 8,066,667 Claudius Tsang: 8,066,667
Shared power to vote or to direct the vote: A SPAC IV (Holdings) Corp.: 0 Claudius Tsang: 0
Sole power to dispose or to direct the disposition: A SPAC IV (Holdings) Corp.: 8,066,667 Claudius Tsang: 8,066,667
Shared power to dispose or to direct the disposition: A SPAC IV (Holdings) Corp.: 0 Claudius Tsang: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of July 31, 2025, between A SPAC IV (Holdings) Corp. and Claudius Tsang

## Signatures
- A SPAC IV (Holdings) Corp.: /s/ Claudius Tsang, Director (07/31/2025)
- Claudius Tsang: /s/ Claudius Tsang, Individual (07/31/2025)